Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

The following e-mail was sent to all employees of ScanSoft, Inc. on May 9, 2005:

To All ScanSoft Employees:

I have some very exciting news to share with you. We made three significant announcements today:

•	We had another excellent quarter, with revenues for the quarter at $53.1 million generating earnings of $0.03 per share. These results exceeded Wall Street expectations and revenue was up 24% from the same period last year.

•	We also announced that Warburg Pincus, our largest shareholder and a premier technology investor, agreed to purchase an additional $75M in ScanSoft stock, a great endorsement of our strategy and your results, which enabled us to make the third announcement...

•	We announced that ScanSoft has signed an agreement to merge with Nuance, where we will acquire all outstanding Nuance stock. The transaction is expected to close in September 2005, pending the necessary approvals.

Since we entered the speech business in 2001, we knew there was a unique opportunity to assemble the best talent, technology, partners and customers across the globe in a way that would accelerate the great potential of speech for all of us – our customers, partners, investors and all of you.

We have known for some time that while we were focused on all of our traditional competitors in speech, including Nuance, a different kind of competition would eventually come as the speech business continued to grow and become more mainstream. Companies like IBM and Microsoft have started in earnest to invest more as the customer demand has increased and the market opportunities expand.

To take advantage of this increasing demand and to compete more effectively against these larger companies, we decided to look for opportunities to grow our key speech resources quickly in a way that would help us maintain our profitability goals. The obvious opportunity was to join forces with Nuance, a company who has shared our vision for speech and its potential to transform the way people use digital devices and access information systems.

After spending a great deal of time with Chuck Berger, the CEO of Nuance, and other members of their senior management team, we realized that this combination was the best way to build a profitable, comprehensive provider of speech. The resources this company will have to deliver speech solutions are impressive, including:

•	The experience that comes from over 3,000 customer installations that automate approximately 7 billion conversations a year

•	A professional services team comprised of 250 professional with over 800 cumulative years of speech experience

•	Over 300 engineers dedicated to the development of speech applications and technology

•	A comprehensive product line in speech that includes leading technologies in network speech, embedded speech and dictation

This is a truly amazing set of capabilities. When you add to this our imaging and PDF capabilities, you can see that together we have built an incredible company.

We are also taking the opportunity with this transaction to address a question that has lingered for some time...the naming of the company. After the agreement closes, we have decided to change the name of the company to Nuance. The event presented us with a great opportunity to use a name that is respected and known in the speech industry yet inclusive enough to use for the entire company, including the imaging business. The name change also allows us to help the new employees and customers from Nuance feel welcomed and supported.

The company will continue to be headquartered in the Boston area (we will be in our new facility in Burlington by then), I will continue as Chairman and CEO and Steve Chambers and John Shagoury will continue in their positions as presidents of their respective divisions. Two Nuance board members will join our board, including their CEO, Chuck Berger.

So what happens next? For those of you who were around when we added SpeechWorks to the ScanSoft team, you will remember that it was a long and sometimes complicated process. The merging of two large companies is always a complex endeavor, but we have proven through our past experiences that we know how to do it effectively.

I’m sure you all have many questions relating to this transaction, so we have attached FAQs and set up an all employee conference call for tomorrow morning at 9:00am EST to discuss this as a group. Details of this meeting will be sent out under separate cover.

I am proud of the work you all have done to get us to this important milestone delivering upon our strategy and vision for the company. I look forward to talking with you all tomorrow.

Paul

Enclosures:	FAQ
Press Releases

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft, Inc. plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance Communications, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.